EXHIBIT 99.1

Stantec to Release Second Quarter 2022 Results on August 10, 2022, and Host Conference Call on August 11, 2022

EDMONTON, Alberta, July 07, 2022 (GLOBE NEWSWIRE) -- TSX,NYSE: STN

Stantec will release its second quarter 2022 financial results after markets close on Wednesday, August 10, 2022. On Thursday, August 11, 2022, at 7:00 AM Mountain Time (9:00 AM Eastern Time), Gord Johnston, President and Chief Executive Officer, and Theresa Jang, Executive Vice President and Chief Financial Officer, will hold a conference call to discuss the Company’s performance.

The webcast and slide presentation can be accessed at:
https://edge.media-server.com/mmc/p/i4emhi93

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com. Participants wishing to listen to the call via telephone may dial in toll-free at 1-888-394-8218 (Canada and United States) or 1-647-484-0475 (international). Please provide confirmation code 8216131 when prompted.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For further information:

Investor Contact
Tanya Finney
Stantec Investor Relations
Ph: 403-205-5791
tanya.finney@stantec.com

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Design with community in mind